Tel: (949) 379-2600 Fax: (949) 379-2610	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Anthony F. Geraci*

Christina L. Geraci

Sabine Wromar

Amy E. Martinez

Paul J. Sievers

Nema Daghbandan

Dennis R. Baranowski

Jaspreet Kaur

Kevin S. Kim

Melissa C. Martorella

Melissa L. Lucar

Alexa P. Stephenson

Bryan P. Redington

Aruna K. Hatti**

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. only

October 7, 2017

Era Anagnosti

David Lin

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	CF FUND II, LLC, File No. 024-10732

Response to SEC Comments on the Offering Statement on Form 1-A

Dear Ms. Anagnosti and Mr. Lin:

This letter is provided by CF Fund II, LLC (the “Company”) in response to the correspondence sent by Securities and Exchange Commission (the “SEC”) on September 21, 2017 (the “SEC Comments Letter”). The SEC Comments Letter was provided in response to the Company’s submission of its Offering Statement on Form 1-A. Please find below our response to each item, each line item below directly corresponds to the comment number in the SEC Comments Letter. The response to the comments are arranged by number and into the following sections: (1) Response to General Comments, (2) Response to General Terms of the Notes and Offering Comments, and (3) Response to Exhibits Comments.

All capital terms, unless specified otherwise, shall have the same meaning as ascribed to in the SEC Comments Letter.

Response to General Comments:

1.    Comment: Please revise your offering statement as applicable to comply with the disclosures outlined in Securities Act Industry Guide 5. For example, see Item 8 of Industry Guide 5 on disclosure concerning prior performance. If you believe certain items of the guide are not applicable to your offering, please explain your basis for such belief. For further guidance, see Item 7(c) of Part II of Form 1-A and Securities Act Release No. 33-6900.

Re: Response to SEC Comments Letter
October 7, 2017

Response: Please note that pursuant to Part II of the Form 1-A, the Company is following the narrative disclosure requirements set forth under Part 1 of Form S-11. Accordingly, we respectfully take the position that Item 7 of Part II of the Form 1-A does not apply. In addition, per the Securities Act Release No. 33-6900 and Industry Guide 5 (“Guide 5”), these disclosure requirements apply to roll-up transactions and initial offerings “relating to interests in real estate limited partnerships”, including limited liability companies. The Company is not offering units or membership interests and it is not structured as a Real Estate Investment Trust, rather, it is offering debt securities in the form of promissory notes, not interests or equity in a real estate company. Accordingly, it is our position that Guide 5 also does not apply to the Company.

Notwithstanding the foregoing, to the extent that Form S-11 incorporates Regulation S-K, and the industry guides are codified into Regulation S-K, we believe that the Company has prepared its offering circular in compliance with the Industry Guides (as applicable). In addition, the Company is not conducting a blind pool offering as its investment goals are clearly outlined in the Lending Standards and Property Acquisition Standards sections of the offering circular. Also, please note that Item 7(d) of Part II of the Form 1-A provides that for offerings of “limited partnership or limited liability company interests, an issuer must comply with the Commission’s interpretive views on substantive disclosure requirements set forth in Securities Act Release No. 6900.” The SEC directed us to review the Securities Act Release 33-6900 for further guidance, however, upon review the release states that Guide 5 applies to offering of equity in real estate limited partnerships or LLCs, which is not applicable to this offering. As previously stated, the Company is not offering limited partnership interests or limited ability company interests, it is offering promissory notes to raise money for its lending activities and potential property acquisition. Therefore, it is our position that pursuant to the Securities Act Release No. 6900, Guide 5 does not apply to the Company.

Item 8 of Guide 5

Notwithstanding the foregoing, we believe the Company has met the requirements outlined in Item 8 of the Guide 5, to the extent those requirements are applicable to the Company. For instance, Item 8 requests a narrative summary of the “track record” or prior performance of programs sponsored by the manager and its affiliates. However, Conquest Funding, Inc. (the “Parent Company”) has not sponsored any programs in the past. The Parent Company was formed in 2009 and its track record is limited to conducting an offering of notes exempt from registration under Rule 506 of Regulation D of the Securities Act of 1930. This information is stated in the offering circular and can be found on pg. 20 and pg. 41 under the Management section of the offering circular. Moreover, the Parent Company has not had any registered public offering of securities, offered a class of equity securities registered pursuant to Section 12(g) of the Exchange Act, or participate in any programs with at least 300 securities holders of record that initially raise at least $1,000,000. The prior performance of the Parent Company, including any compensation to the principals of the Parent Company, is public information that can be found in the SEC’s website as it has filed an annual Form D since the inception of its offering in 2011. In addition, a description of the Parent Company’s offering and previous business ventures is found on pg. 20 and pg. 41 of the offering circular whereas it is indicated that the Parent Company was formed in 2009 and has been in the business of serving as a private lending company, specializing in purchasing and/or originating loans and/or acquiring and renovating properties. The Company has disclosed all relevant and material information about the Parent Company in the offering circular.

Re: Response to SEC Comments Letter
October 7, 2017

Item 8 also requires a Narrative Summary that include a description of the sponsor’s experience in the last 10 years with all other programs, both public and nonpublic, that have invested primarily in real estate. The Company has provided a narrative of the Parent Company in the offering circular, which can be found on pg. 20 and pg. 41 of the offering circular. Last, any prior compensation earned by the Company or its principals can be found beginning on pg. 44 of the offering circular under Compensation of Managers and Executive Officer of CF Fund II, LLC.

2.    Comment: In the second paragraph you disclose that the offering will terminate at the discretion of the parent company, Conquest Funding, Inc. (CFI) and that the offering “may be closed from time to time, on an as needed basis.” Please note that pursuant to Rule 251(d)(3)(i)(F) of Regulation A, the securities may be offered or sold within three years from the initial qualification date. In addition, closing the offering on an as needed basis is suggestive that you may be conducting the offering on a delayed basis. As you currently are not eligible to offer and sell the notes on a delayed basis, please revise your disclosures to remove such implications, and state that the offering will terminate at the earlier of three years from the date of qualification or at the discretion of CFI.

Response: Please note that the Company will offer promissory notes on a continuous and as needed basis for a period of two years, not to exceed three years from the initial qualification from the SEC as allowed under Rule 251(d)(3)(i)(F). The Company will not be offering notes on a delayed basis as it intends to begin selling notes within two calendar days after qualification from the SEC. The Company may, however, from time to time and not sell any notes to investors when there are no existing or potential deals to fund by the Company. Notes will be sold on a continuous as needed basis so that the Company does not incur debt when it does not need to due to reduced deal flow. The Company is not reserving any outstanding unissued shares to sell at a later time. Rather, it is simply reserving the right to sell notes when capital is needed to deploy into making loans or acquiring properties and/or cease the sale thereof when capital is not needed by the Company to fund loans or acquire properties, which may or may not occur.

In addition, please note that the Company intends to offer and sell debt securities in the form of a promissory note which will vary in price as described in the offering circular, with a minimum investment requirement of $50,000, and a maximum offering amount of $40,000,000 ($20,000,000 per year subject to post-qualification by the SEC and approval from state authorities). The cover page of the offering circular indicates that the maximum offering amount of $20,000,000 may be increased at the discretion of the Company, subject to post-qualification by the SEC and state authorities.

Re: Response to SEC Comments Letter
October 7, 2017

3.    Comment: On page 7 you disclose that the notes will be subject to an automatic extension and renewal option electable at the sole and absolute discretion of the company. Please explain to us how the automatic renewal and extension of the notes will comply with Section 5 of the Securities Act of 1933, as amended, and why such renewal and extension would not constitute a delayed offering of these notes. For purposes of Rule 251(a)(1) of Regulation A, please tell us how these extensions and renewals will impact your calculation of the $20 million cap in offering proceeds raised within a 12 month period. We may have additional comments following the review of your response.

Response: Please note that the automatic renewal and extension of the note provides for an extension of the term and maturity date of the note and not the issuance of a new security. The investor is not required to provide anything of value if the note is renewed or extended. The Company is not issuing nor selling a new note, it’s only extending the maturity date of the note, the term of the note, the interest rate, and payment schedule will remain the same as described in Company’s promissory note (Exhibit F to Company’s offering circular). Accordingly, Section 5 of the Securities Act of 1933 (the “33 Act”) does not apply to the automatic renewal and extension of the notes offered and sold by the Company as no new securities will be issued. The extension and renewal, if exercised by the Company, allows the Company to extend the term and maturity date of the note, which determines when the noteholder can seek return of the principal balance owed under the note.

In addition, if the note is extended of renewed, the noteholder will continue to receive interest payments at the same rate for the new duration of the note. The noteholder will not be required to invest any additional money into the Company nor purchase a new note. Therefore, since the principal amount of the note will not increase nor the terms of the note change if an extension or renewal is exercised, the total offering amount calculation will not be affected if any notes are renewed or extended.

Please note that the Company intentionally does not allow the change of any of the terms of the original note in order for the note to not be considered a new security. The renewal and extension is only an extension of a liquidity date, nothing more. The investor does retain the option to request liquidity before that, provided that such request is received by the Company 60 days before the maturity date of the note (see “General Terms of the Notes and Offering” in the offering circular).

Response to General Terms of the Notes and Offering:

4.    Comment: Interest Rate and Maturity Date. Clearly disclose that, while the interest rate and term of each note will be determined by the company, the range of the interest rates will be no less than 5% and no greater than 10%, and that the terms of the notes will be between 6 and 36 months.

Re: Response to SEC Comments Letter
October 7, 2017

Response: Please note that the Company has added the following language immediately under the Term in Months table located in subsection 3 of General Terms of the Notes and Offering section of the offering circular (p. 12 of the offering circular).

“The interest rates displayed above are per annum interest rates. The foregoing is a general intended structure for the Notes. While the interest rate and term of each note will be determined by the Company, the interest rates on the Notes will be no less than five percent (5%) and no greater than ten percent (10%). In addition, the term of the Notes will be between six (6) to thirty-six (36) months, subject to the Company’s right to extend and renew the Note or prepay the Note.”

5.    Comment: Delinquency and Default, page 13. Please clearly disclose here circumstances that would constitute an event of default under the terms of the note.

Response: Please note that Section 4.1 of Promissory Note (Exhibit F to the offering circular) provides a definition of what constitutes an event of default under the terms of the note. In addition, the offering circular guides the investor to refer to the actual note to obtain details as to what constitutes an event of default.

6.    Comment: Determination of Note Price, page 13. You disclose that the company’s ability to repay the notes “may be tied to its ability to invest in Loans and properties.” Please expand your disclosure to better explain how the company’s ability to repay the notes is affected by its ability to invest. Most importantly, your disclosure should clarify whether the repayment on the notes would be tied to the company’s obtaining payments on specific loans or investments, or whether the notes represent general obligations of the company.

Response: Please note that pg. 11 of the offering circular (“General Terms of the Notes and Offering”) explains to investors that the investor will be an unsecured creditor of the Company. In addition, on pg. 30 of the offering circular under the risk disclosure titled “The nature of debt obligations of the Company entail risks and benefits customary for creditors including default by borrower and/or nonpayment by the borrower”, it is clearly stated that the “Notes represent debt obligations of the Company”. Thus, the notes are not hypothecations and are not tied to the Company obtaining payments on specific loans or investments, but rather, repayment is tied to the Company’s cash availability. The Company’s cash and available resources will be committed to pending loans or invested in existing loans or properties and accordingly, the Company’s loans to borrowers and investments in properties are illiquid resulting in the cash availability of the Company to be limited on an ongoing basis.

Notwithstanding the foregoing, we have revised the offering circular to provide additional clarity on how the repayment of the notes is affected by the Company’s ability to invest. More specifically, we have revised Determination of the Note Price (p. 13) to read as follows:

Re: Response to SEC Comments Letter
October 7, 2017

“The Notes represent debt obligations of the Company and the offered price per Note is not uniform. The Company will be able to borrow money from Investors at varying amounts, with varying terms and interest rates as set forth above. The varying rates and terms set forth above have been determined arbitrarily by CFI. The amounts of the Note investments from Investors may be tied to the Loans and/or properties in which the Company intends to invest. Neither the Company nor CFI represent that the Notes have or will have a market value equal to their principal value or could be resold (if at all) at their original investment amount. The Company’s ability to repay the Notes is subject to the cash availability of the Company, which may be limited as the Company’s resources may be committed to pending loans or invested in existing loans or properties on an ongoing basis.”

The term “Loan” shall have the meaning ascribed to it in the offering circular. In addition, Company shall submit an amended offering statement to comport with the final disclosure as described herein.

Response to Exhibits

7.    Comment: General. Please revise section 2(g) of the Subscription Agreement and the legend at the top of the Promissory Note to remove the references to Section 4(2) of the Securities Act of 1933 as the exemption for this offering, as this offering is being made pursuant to Regulation

Response: Please note that we included references to Section 4(2) of the Securities Act of 1933 in the Company’s Promissory Note by mistake. We apologize for the confusion. The Company has amended the Promissory Note and Section 2(g) of the Subscription Agreement to remove any mention of Section 4(2) of the Securities Act.

The Company shall submit an amended Promissory Note to comport with the final disclosure as described herein.

8.	Comment: Exhibit 4 – Subscription Agreement. Section 1(e) of the agreement provides that the purchaser’s rights and responsibilities will be governed, among other things, by the terms and conditions of the Articles and Operating Agreement. In addition, Section 2(b) of the agreement requires a note purchaser to acknowledge that it has read and understood the Articles and Operating Agreement. As the noteholders are not members of the LLC, but simply unsecured creditors, it is unclear why their rights would be governed by the operating agreement. In addition, Section 2(b) appears to constitute an inappropriate disclaimer and should be removed. Please revise accordingly or otherwise advise.

Re: Response to SEC Comments Letter
October 7, 2017

Response: Please note that the Company has revised section 1(e) to clearly indicate that the purchaser’s right and responsibilities will be governed by “terms and conditions of this Subscription Agreement, the Offering Circular, and the Promissory Notes.” The SEC correctly indicates that the noteholders are not members of the Company and as such their rights are not governed by the Operating Agreement. However, since the Operating Agreement is included an exhibit to the offering circular, Section 2(b) of the Subscription Agreement requests noteholder to acknowledge that they have read the Operating Agreement. In addition, Section 2(b) also ensures that the noteholder understands how the Company functions as a corporate entity before investing in the Company. Accordingly, we have not removed Section 2(b) of the Subscription Agreement.

9.	Comment: Exhibit 4 – Subscription Agreement. Section 6(g) of the agreement states that the promissory notes will be restricted securities. Please note that securities issued under Regulation A are not restricted securities under the federal securities laws. Please revise.

Response: Please note that the Company has removed Section 6(g) of the agreement and any language pertaining to the notes being referred to as restricted securities.

10.	Comment: Exhibit 6 – Promissory Note. The second paragraph in Section 1 states that the “Lender shall select the Interest Rate and Term” which appears inconsistent with your disclosures on page 12 of the offering circular. Please explain or otherwise revise your promissory note to reflect your offering circular disclosures.

Response: Please note that while the Interest Rate and Term are determined by the Company based on the amount of money invested and term desired by the Investor as explained on pg. 12 of the offering circular, the second paragraph in Section 1 directs the investor (defined as Lender in the Promissory Note) to fill in the Interest Rate and Term of the note for purposes of completing and executing the Promissory Note. In addition, we have added the word “below” to indicate to the Lender that to fill in and select one of the options provided thereunder.

Please note that Pennsylvania and New Jersey have issued no comments as it pertains to any of the changes submitted to the SEC in response to the SEC Comments Letter. A PDF file containing such statements from the states is included as Exhibit – 1 to this letter. Please feel free to contact me should you have any questions or require additional documentation.

Thank you in advance for your time. We look forward to hearing from you soon.

Very truly yours,

Melissa L. Lucar, Esq.
Melissa.lucar@geracilawfirm.com
Enclosures